    As filed with the Securities and Exchange Commission on October 20, 1999


                                                            Reg. No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                               AMENDMENT NO.1 TO
                                      FORM
                                       S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------

                                  TRI-LITE INC.
               --------------------------------------------------
               (Exact name of issuer as specified in its charter)

           Pennsylvania                                   21-2525309
 -------------------------------                     ------------------
 (State or other jurisdiction of                      (I.R.S. Employer
  incorporation or organization)                     Identification No.)


                           ---------------------------


                              11779 Cardinal Circle
                         Garden Grove, California 92846
                    ----------------------------------------
                    (Address of principal executive offices)

                            -------------------------

     Eight (8) Professional Services Agreements, Ten (10) Option Agreements,
                  One (1) Agreement for Marketing Services and
             One (1) Consulting Agreement (Full title of the plans)

                              ---------------------

                                E. Maxwell Malone
                             Chief Executive Officer
                                  Tri-Lite Inc.
                              11779 Cardinal Circle
                         Garden Grove, California 92846
                     ---------------------------------------
                     (Name and address of agent for service)
                                 (714) 537-3456
          -------------------------------------------------------------
          (Telephone number, including area code, of agent for service)

                                    Copy to:
                               Gary L. Blum, Esq.
                           Law Offices Of Gary L. Blum
                       3278 Wilshire Boulevard, Suite 603
                          Los Angeles, California 90010
                           (213) 381-7450 (Telephone)
                           (213) 384-1035 (Facsimile)

                         CALCULATION OF REGISTRATION FEE

                                      Proposed
                                       Maximum
                                      Offering      Proposed Maximum     Amount of
Title of Securities    Amount To Be    Price       Aggregate Offering  Registration
To Be Registered        Registered    Per Share           Price             Fee
------------------------------------------------------------------------------------
Common Stock, no
  par value              563,647        $0.218(1)        $122,875         $ 34.16
------------------------------------------------------------------------------------
Common Stock             275,000        $0.09             $24,750         $  6.88
underlying                50,000        $0.60             $30,000         $  8.34
options                  750,000        $2.00          $1,500,000         $417.03
                          50,000        $1.00             $50,000         $ 14.00
------------------------------------------------------------------------------------
Total                  1,688,647         N/A           $1,728,105         $480.41

----------------
(1) Estimated solely for the purpose of calculating the fee, and based, pursuant to Rule 457(c), on the average of the high and low sale prices of the Registrant's common stock as reported on the OTC Bulletin Board on October 11, 1999.

================================================================================

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.   Plan Information.*
Item 2.   Registrant Information and Employee Plan Annual Information.*

-------------
* Information required by Items 1 and 2 of Part I to be contained in the
  Section 10(a) Prospectus is omitted from the Registration Statement in accordance with Rule 428 under the Securities Act of 1933 and the Note to
  Part I of Form S-8.


                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.   Incorporation of Documents by Reference

     The following documents, which have heretofore been filed by Tri-Lite Inc. (the "Registrant") with the Securities and Exchange Commission (the "Commission"), are incorporated by reference herein:

          (i) the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended by Amendment No. 1 to the Registrant's Annual Report on Form 10-K/A, filed pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          (ii) the Registrant's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999 and June 30, 1999, respectively, filed pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     In addition, any document filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof, but prior to the filing of a post-effective amendment to this Registration Statement which indicates that all shares of the Registrant's Common Stock registered hereunder have been sold or that deregisters all such shares of Common Stock then remaining unsold, will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities

        Not applicable.

Item 5. Interests of Named Experts and Counsel

        Not applicable

Item 6. Indemnification of Directors and Officers

     The Corporations Code of the State of Pennsylvania makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. Section 1741, et seq. of said Corporations Code, in general, provides that an officer or director shall be indemnified against reasonable and necessary expenses incurred in a successful defense to any action by reason of the fact that he serves as a representative of the corporation, and may be indemnified in other cases if he acted in good faith and in a manner he reasonably believed was in, or not opposed to, the best interests of the corporation, and if he had no reason to believe that his conduct was unlawful, except that no indemnification is permitted when such person has been adjudged liable for recklessness or misconduct in the performance of his duty to the corporation, unless otherwise permitted by a court of competent jurisdiction. The Bylaws of Tri-Lite Inc. ("Registrant") provide for indemnification and limits the liability of the Registrant's directors and officers to the fullest extent permitted under Pennsylvania law.

Item 7. Exemption from Registration Claimed

        Not applicable.

Item 8. Exhibits

     The following exhibits are filed herewith or incorporated by reference as a part of this Registration Statement:


4.1  Stock Option Agreement between Registrant and Fred de Boom dated May 14,
     1999.

4.2 Stock Option Agreement between Registrant and E. Maxwell Malone dated May 14, 1999.

4.3 Stock Option Agreement between Registrant and Ernest Dageford dated May 14, 1999.

4.4 Stock Option Agreement between Registrant and Adrian Cayetano dated May 14, 1999.

4.5   Stock Option Agreement between Registrant and Gary L. Blum dated May 14,
      1999.

4.6   Stock Option Agreement between Registrant and Jack Katz dated May 14,
      1999.

4.7 Stock Option Agreement between Registrant and George Olenik dated August 1, 1999.

4.8 Stock Option Agreement between Registrant and Paul J. Keil dated August 27, 1999.

4.9 Stock Option Agreement between Registrant and Richard Di Capua dated August 27, 1999.

4.10 Stock Option Agreement between Registrant and Gary L. Blum dated September 1, 1999.

5     Opinion of Counsel as to the legality of securities being registered.

10.1 Professional Services Agreement between Registrant and Gary L. Blum dated August 1, 1999.

10.2 Professional Services Agreement between Registrant and Don Davis dated August 1, 1999.

10.3 Professional Services Agreement between Registrant and Howard Dean dated August 1, 1999.

10.4 Professional Services Agreement between Registrant and E. Maxwell Malone dated August 27, 1999.

10.5 Professional Services Agreement between Registrant and Ernest Dageford dated August 27, 1999.

10.6 Agreement For Marketing Services between Registrant and National Marketing Associates dated August 27, 1999.

10.7 Consulting Agreement between Registrant and DCAP Associates, Inc. dated August 27, 1999.

10.8 Professional Services Agreement between Registrant and Broker & O'Keefe dated September 1, 1999.

10.9 Professional Services Agreement between Registrant and Broker & Associates dated September 1, 1999.

10.10 Professional Services Agreement between Registrant and Paul Keil dated September 1, 1999.

23.1  Consent of Independent Auditors.

23.2  Consent of Counsel (included in Exhibit 5).

24    Power of Attorney (see signature page).

Item 9. Undertakings

(a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:


               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement. Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a posteffective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
          Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Garden Grove, State of California, on the ___th day of October, 1999.

                                    TRI-LITE INC.


                                    By /s/ E. Maxwell Malone
                                      ------------------------------------------
                                      E. Maxwell Malone, Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints E. Maxwell Malone, his true and lawful attorney-in-fact and agent, with full power of each to act alone, with full powers of substitution, for him in any and all capacities, to sign this Registration Statement and any and all amendments hereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, with full power to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as he might do or could do in person, hereby ratifying and confirming all that said attorney in-fact and agent, or his substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

  Signature                      Title                         Date
  ---------                      -----                         ----

E. Maxwell Malone       Chairman of the Board, Chief        October 20, 1999
                        Executive Officer (Principal
                        Executive Officer) and Acting
                        Chief Financial Officer
                        (Principal Financial and
                        Principal Accounting Officer)



George Olenik           Director                            October 20, 1999



Fred de Boom            Director, Secretary                 October 20, 1999



                                  EXHIBIT INDEX

4.1  Stock Option Agreement between Registrant and Fred de Boom dated May 14,
     1999.

4.2 Stock Option Agreement between Registrant and E. Maxwell Malone dated May 14, 1999.

4.3 Stock Option Agreement between Registrant and Ernest Dageford dated May 14, 1999.

4.4 Stock Option Agreement between Registrant and Adrian Cayetano dated May 14, 1999.

4.5  Stock Option Agreement between Registrant and Gary L. Blum dated May 14,
     1999.

4.6  Stock Option Agreement between Registrant and Jack Katz dated May 14, 1999.

4.7 Stock Option Agreement between Registrant and George Olenik dated August 1, 1999.

4.8 Stock Option Agreement between Registrant and Paul J. Keil dated August 27, 1999.

4.9 Stock Option Agreement between Registrant and Richard Di Capua dated August 27, 1999.

4.10 Stock Option Agreement between Registrant and Gary L. Blum dated September 1, 1999.

5     Opinion of Counsel as to the legality of securities being registered.

10.1 Professional Services Agreement between Registrant and Gary L. Blum dated August 1, 1999.

10.2 Professional Services Agreement between Registrant and Don Davis dated August 1, 1999.

10.3 Professional Services Agreement between Registrant and Howard Dean dated August 1, 1999.

10.4 Professional Services Agreement between Registrant and E. Maxwell Malone dated August 27, 1999.

10.5 Professional Services Agreement between Registrant and Ernest Dageford dated August 27, 1999.

10.6 Agreement For Marketing Services between Registrant and National Marketing Associates dated August 27, 1999.

10.7 Consulting Agreement between Registrant and DCAP Associates, Inc. dated August 27, 1999.

10.8 Professional Services Agreement between Registrant and Broker & O'Keefe dated September 1, 1999.

10.9 Professional Services Agreement between Registrant and Broker & Associates dated September 1, 1999.

10.10 Professional Services Agreement between Registrant and Paul Keil dated September 1, 1999.

23.1  Consent of Independent Auditors.

23.2  Consent of Counsel (included in Exhibit 5).

24    Power of Attorney (see signature page).